UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  June 30, 2023

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200 Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of GK Investment Holdings, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward- looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

We are focused on acquiring and lending on existing income producing commercial rental properties for the purpose of financing, developing, holding and operating the acquired such properties, and if the need arises, to redevelop the rental properties for an alternative use other than the intended use at the time of acquisition. We expect that most of the acquired assets will be held through wholly owned or majority owned subsidiaries and the assets will be acquired by assuming either existing financing secured by the asset or by borrowing new funds.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on December 23, 2015, which offering statement was qualified by the SEC on September 30, 2016 and requalified by the SEC on October 30, 2017 and then again on . October 19, 2018. Pursuant to the Offering Statement and its subsequent amendments, we offered up to a maximum of $50,000,000 of 7% unsecured bonds (the “Old Bonds”). The purchase price per Bond was $1,000, with a minimum purchase amount of $5,000. The Bonds were offered at a 3-5% volume-weighted discount to the public price for purchases of 20 Bonds or greater. On April 30, 2019, we terminated the offering and as of termination, we had sold $33,421,000 of Bonds.

2

On September 15, 2022, but effective September 7, 2022, GK Investment Holdings, LLC, a Delaware limited liability company (the “Company”) entered into a Second Supplemental Indenture, dated September 7, 2022 (the “Second Supplemental Indenture”), by and between the Company and UMB Bank, N.A., as trustee (the “Trustee”). The Second Supplemental Indenture amended certain provisions of the Indenture, dated September 30, 2016 (the “Original Indenture”), as supplemented by the First Supplemental Indenture dated October 17, 2016 (the “First Supplemental Indenture” and together with the Original Indenture and Second Supplemental Indenture, the “Indenture”), by and between the Company and the Trustee. The Second Supplemental Indenture by and between the Company and the Trustee created and authorized for issuance under the Indenture 7%/7.5% Series B Senior Unsecured Bonds due September 30, 2025 (the “New Bonds”) which were subsequently issued following an exchange offer in which holders of the Company’s Old Bonds, which were due September 30, 2022 were offered New Bonds in exchange for their Old Bonds, on a one-for-one basis, in a transaction exempt from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (“Exchange Offer”). The Second Supplemental Indenture also adjusted the definition of “Equity-Bond Ratio” to include cash and cash equivalents in the calculation of such ratio. The Second Supplemental Indenture required the consent and approval of holders of at least a majority of the outstanding Old Bonds, which consent the Company sought and received concurrently with the solicitation of the Exchange Offer.

Based on real estate market conditions, including rising interest rates and lingering effects of the pandemic regarding the market demand for retail real estate properties, the Company was unable to find a buyer for the real estate assets it held in time to pay back the Old Bonds set to mature on September 30, 2022 (the “Old Bond Maturity Date”). The Company decided it would be prudent to maintain the real estate assets it held and work to increase their value so that they would be more desirable to a potential buyer. Therefore, the Company undertook the aforementioned Exchange Offer. The Exchange Offer commenced on March 30, 2022, and ultimately required the consent and approval of holders of at least 75% of the outstanding Old Bonds. Holders of approximately 80.10% of the outstanding Old Bonds elected to participate in and approve the Exchange Offer and consented to the Second Supplemental Indenture. The Exchange Offer closed on September 15, 2022.

Each exchanging holder of Old Bonds received a number of New Bonds equal to the number of Old Bonds being exchanged, on a one-for-one basis. The Old Bonds exchanged were canceled as of September 15, 2022. The remaining approximately 20% of Bonds which were not exchanged were paid in full at maturity on September 30, 2022. The funds for the maturity payment were generated from available cash flow from i) a principal reduction and deferred interest payment on the Ridgmar note, and ii) available cash flow from the rental properties from sales as discussed below and from operating cash flow.

As of June 30, 2023 we had $26,201,550 of the New Bonds outstanding

3

We are managed by GK Development, Inc. (d/b/a GK Real Estate), or GK Real Estate, a real estate acquisition, development and management company located in Barrington, Illinois, formed in 1994. We benefit from GK Real Estate’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning, and selling. As of June 30, 2023 we owned two real properties, had an outstanding loan receivable to an affiliate for $694,262, and had an investment in land held for redevelopment of $1,779,655 as described below.

Lake Mead Crossing

On November 12, 2015, we acquired, through wholly owned subsidiaries, a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, for a total purchase price of $42,065,000, excluding prorations. Upon acquisition, Lake Mead Crossing consisted of multiple buildings aggregating approximately 220,000 square feet of rentable commercial space. Lake Mead Crossing is part of a larger shopping center shadow anchored by a Target consisting of approximately 152,000 square feet. Lake Mead Crossing is owned by two of our subsidiaries, Lake Mead Partners, LLC, or LM Partners, and Lake Mead Development, LLC, or LM Development. Lake Mead Parent, LLC, or LM Parent, which is our wholly-owned subsidiary, is the sole member of LM Partners. Upon acquisition, LM Partners owned a portion of Lake Mead Crossing, consisting of approximately 152,000 square feet of rentable commercial space. Upon acquisition, LM Development owned the other portion of Lake Mead Crossing consisting of approximately 60,000 square feet of rentable commercial space.

Lake Mead Crossing was purchased with the use of mortgage debt and mezzanine debt. LM Partners received mortgage debt of $30,000,000 from Nevada State Bank of which $29,500,000 was funded on the acquisition of Lake Mead Crossing and the unfunded balance of $500,000 was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender, and LM Development received mortgage debt of $2,700,000 from Barrington Bank & Trust Co., N.A., or Barrington Bank.

In addition to the mortgage financing, LM Partners and LM Development entered into mezzanine loan agreements with GK Real Estate and GK Secured Income IV, LLC or GKSI IV, an affiliate of GK Real Estate. The mezzanine loan agreement with GKSI IV was in the maximum amount of $10,500,000 at 8% interest, or the GKSI IV Loan, allocated between LM Parents and LM Development, of which $0 was outstanding as of June 30, 2019. We ultimately repaid an aggregate of $13,360,704 on the GKSI IV Loan, including $9,978,483 in principal, $1,889,486 as a yield maintenance fee relative to the prepayment of the GKSI IV Loan, and $1,492,735 in an elective funding of a shortfall return to GKSI IV’s investors. The mezzanine loan agreement with GK Real Estate was in the maximum amount of $2,608,100, or the GK Real Estate Loan I, allocated between LM Partners and LM Development, all of which was repaid as of June 30, 2019.

After the acquisition of Lake Mead Crossing, our Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC, or PDCS, a former tenant in Lake Mead Crossing, whereby LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 rentable square feet, for $4,000,000, excluding prorations. The sale closed on March 20, 2017 and resulted in a gain of $1,738,882. $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Real Estate Loan I.

We used Bond proceeds to repay the remainder of GK Real Estate Loan I in 2017.

On December 6, 2021, the Company, through LM Development, entered into a Purchase and Sale Agreement, to sell a portion of the LM Development rental property. The disposition closed on December 23, 2021 for a gross sales price of $4,000,000. The primary reason for the disposition was to realize the economic benefit of selling a retail building. The sale resulted in a gain of $2,061,292. $950,000 of the sale proceeds was used to reduce the outstanding principal balance on the Barrington Bank note payable.

On January 21, 2022, the Company, through LM Partners, sold a portion of rental property for $4,215,000, paid closing costs of $344,407 and paid down $3,679,210 to Nevada State Bank. The Company received net proceeds from this sale of $191,383. The company realized a gain on disposition of this portion of the property of $2,323,329.

4

On February 10, 2022, the Company, through LM Partners additionally sold a portion of rental property for $3,700,000, paid closing costs of $307,950 and paid down $3,000,000 to Nevada State Bank. The Company received net proceeds from this sale of $392,050. The company realized a gain on disposition of this portion of the property of $1,849,693.

On April 6, 2022, the Company, through LM Development contributed a portion of the rental property with a fair market value of $2,000,000, to an affiliated entity, Lake Mead Self-Storage, LLC for a corresponding equity ownership in Lake Mead Self-Storage valued at $2,000,000. The Company paid no closing costs and did not pay down any debt to Barrington Bank. The Company received net proceeds from this contribution of $2,000,000. The company realized a gain on disposition of this portion of the property of $1,223,961.

5

Concurrently, on April 6, 2022, the Company entered into a promissory note receivable with Lake Mead Self-Storage Note, in favor of Lake Mead Self-Storage, Pursuant to the terms of the unsecured Note2, LM Development initially advanced $254,393 to the borrower for a term of approximately three years and five months, maturing on September 30, 2025. The Borrower can draw up to $1,950,000 in total loan proceeds during the term. The Borrower drew another $1,503,557 for total amount drawn and due to LM Development of $1,757,950 as of June 30, 2022.

On April 21, 2022 the Company, through LM Development, entered into a 3rd Loan Modification Agreement, which extended the maturity to November 12, 2023, with the option to further extend the maturity date to November 12, 2025, upon certain conditions being met. Under the 3rd Loan Modification Agreement, the interest rate was modified to an annual interest rate of SOFR + 2.75%.

On August 15, 2022, the Company, through LM Development, entered into a Purchase and Sale Agreement to sell another portion of the rental property. On September 28, 2022, the Company sold this rental property for $2,500,000, paid closing costs of $200,000, contributed to a post-closing escrow of $250,000, and paid down $400,000 with Barrington Bank. The Company received net proceeds from this sale of approximately $1,650,000. The Company realized a gain on disposition of this portion of the Property of approximately $2,000,000.

On September 28, 2022, the Company through LM Development received $291,022 of the principal balance as a reduction of the note receivable from Lake Mead Self-Storage along with $45,416 of deferred accrued interest, which resulted in an ending balance due to the Company of $1,652,118. Lake Mead Self-Storage then assigned its obligation to the Company to a related party.

On June 23, 2022, the Company, through LM Development entered into a Purchase and Sale Agreement, subsequently amended on January 3, 2023, to sell a portion of the rental property. On February 16, 2023, the Company sold this rental property for $740,000, paid closing costs of $49,542 and received net proceeds from this sale of approximately $690,468. The Company realized a gain on disposition of this portion of the Property of $587,406.

As of June 30, 2023, the portion of Lake Mead Crossing owned by LM Partners was 100.0% leased and the portion of Lake Mead Crossing owned by LM Development was 52.8% leased.

6

LA Fitness Center

On May 31, 2019, our Company formed GK Clearwater LA Fitness LLC, an Illinois limited liability company (“Clearwater LA Fitness”), as a wholly-owned subsidiary for the purpose of acquiring a fee interest in certain real property located in a portion of the Clearwater development in Oak Brook, Illinois (the "LA Fitness Center") through a special purpose entity.

On July 9, 2019, Clearwater LA Fitness acquired the LA Fitness Center in Oakbrook, Illinois for approximately $15,511,026. After pro-rations and closing costs, the acquisition was financed using (i) $6,241,159.32 in cash, and (ii) notes to KeyBank National Association in total principal amount of $9,269,866.35 with the maturity date on July 9, 2022. The note is secured by the property and a limited recourse guaranty of an individual related to the Manager.

On December 21, 2021, the Company paid down $2,285,697 of the principal. New monthly principal payments of $22,733 plus interest are due through the maturity date, at which time all unpaid principal and interest is due. The loan was previously scheduled to mature on July 9, 2022, however, a loan amendment was entered into extending the maturity to October 9, 2023. The interest rate was modified to an annual interest rate of SOFR + 2.50%. The Company is currently negotiating and has a verbal commitment toextend the note from KeyBank.

Concurrently, on December 21, 2021, Clearwater L.A. Fitness entered into a promissory note agreement with and affiliated company GK Clearwater Retail LLC in the original amount of $2,285,697. The loan bears interest at 9.00%. The note is interest only through maturity of the loan on December 21, 2022.

On April 29, 2022, the Company, through Clearwater, entered into an amended loan agreement with KeyBank, extending the maturity of the loan to October 9, 2023. The interest rate was modified to an annual interest rate of SOFR + 2.25%.

On September 14, 2022, the Company, through Clearwater L. A. Fitness, entered into an amended loan agreement with GK Clearwater Retail, LLC extending the maturity of the loan to December 31 ,2023.

As of June 30, 2023, LA Fitness Center was 100% leased to its single tenant, L.A. Fitness International, LLC.

Ridgmar Loan

The Company has entered into a senior secured participatory mortgage loan (the "Ridgmar Loan") effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC ("GKPI II") and 1551 Kingsbury Partners SPE, LLC ("Kingsbury" and, together with GKPI II, the "Ridgmar Borrowers"). The Company and the Ridgmar Borrowers are affiliates of one another, and the Ridgmar Loan is a related party transaction. GK Development, Inc. ("GK Real Estate") is the manager of the Company and the Borrowers. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company and the Borrowers. The Manager has a direct and material interest in the transaction described above.

Pursuant to the terms of the Ridgmar Loan, the Company initially advanced $3,700,000 to the Ridgmar Borrowers for a term of three (3) months, originally maturing on October 31, 2021. The Ridgmar Loan is collateralized by a senior security interest on the rental property, Ridgmar Mall. On October 15, 2021, the Company was repaid $200,000 from the Ridgmar Borrowers and simultaneously extended the maturity of the Note until November 30, 2021. On December 1, 2021, the Company was repaid $2,500,000 from the Ridgmar Borrowers decreasing the balance of the Ridmar Loan to $1,000,000 and extended the maturity of the note until December 31, 2021. The note bore interest at 20% per annum, payable 12% monthly and 8% deferred and due upon maturity of the note.

7

Concurrently with the Ridgmar Loan, GK Investment Property Holdings II, LLC (“GKIPH”) and GK Secured Income V, LLC (“GKSI V”) collectively loaned $4,250,000 subsequently increased to $6,850,000, to Ridgmar on terms substantially similar to the terms of the Ridgmar Loan for an aggregate loan amount of $7,950,000 (the “Aggregate Ridgmar Loan”). On July 30, 2021, the Company entered into an intercreditor agreement (the “Intercreditor Agreement”), dated as of July 30, 2021, by and among the Company, GKIPH and GKSI V (collectively, “the Lenders”) in order to establish and acknowledge the pari passu ranking of the Lenders’ respective loans to Ridgmar and certain other matters. Pursuant to the terms of the Intercreditor Agreement, the Lenders acknowledge that the security interest held by each of the Lenders ranks equally and ratably without priority over one another and that any and all payments under the respective loans as between all Lenders will be paid equally and ratably. The Intercreditor Agreement has been subsequently amended to reflect the changes in the Ridgmar Loan.

Ridgmar acquired Ridgmar Mall as tenants in common in 2013. As a result of the continued decline of retail sales and consumer traffic at regional malls, the value of Ridgmar Mall was subsequently impaired, and ultimately the Ridgmar’s senior secured lender and mezzanine lender (together, the “Prior Lenders”) foreclosed on the property. The Prior Lenders offered Ridgmar a discounted payoff of $7,950,000 to retire the existing debt on Ridgmar Mall, comprised of a $26,600,000 CMBS mortgage loan and a $10,000,000 mezzanine loan. On July 30, 2021, Ridgmar used the proceeds of the Aggregate Loan to fund the discounted payoff paid to the Prior Lenders. Ridgmar intends to repay the Ridgmar Loan and corresponding GKIPH and GKSI V loans with proceeds of a future land and building sale.

The Company, Ridgmar, GKIPH and GKSI V are each affiliates of one another, and the Loan and each of the GKIH and GKSI V loans are related party transactions. GK Development, Inc. (“GK Real Estate”) is the manager of each of the Company, Ridgmar, GKIPH and GKSI V. Mr. Kholamian is the sole director and shareholder of GK Real Estate and effectively manages the Company, Ridgmar, GKIPH and GKSI V. GK Real Estate has a direct and material interest in the transactions described above.

In the case of any event of default under the Ridgmar Loan, the Company will be entitled to an additional five percent (5%) interest on the Ridgmar Loan until such event of default is cured. The Loan is secured by a first priority lien on the Ridgmar’s commercial property, the Ridgmar regional mall (“Ridgmar Mall”) located in Ft. Worth, Texas.

On January 1, 2022, the Company increased the outstanding principal balance of Note1 by $100,000 and further extended the maturity of the Note until September 30, 2022. The interest rate was reduced to 8% per annum, with principal being repaid based on a 25-year amortization rate. The Company received $3,637 in principal reduction payments from the Borrowers during the six months ended June 30, 2023.

On September 28, 2022, the Borrowers paid $390,610 of the principal balance of the Note along with $106,756 of deferred interest and simultaneously extended the maturity of the Note until December 31, 2023.

Interest income for the six months ended June 30, 2023 is $33,579, which includes $5,554 of interest receivable as of June 30, 2023.

Lake Mead Self-Storage Loan

The Lake Mead Self-Storage Note (the “Note2”) was entered into effective April 6, 2022, in favor of Lake Mead Self-Storage, ( the “Borrower”). Pursuant to the terms of the unsecured Note, the Company initially advanced $254,393 to the Borrower for a term of approximately three years and five months, maturing on September 30, 2025. The Borrower can draw up to $1,950,000 in total loan proceeds during the term. The Borrower drew another $1,503,557 for the total amount drawn and due to the Company of $1,757,950.

The Note bore interest at 8% per annum, payable as 8% deferred and due upon a prepayment of principal or at maturity of the Note.

In the case of any event of default under the Loan, the Company will be entitled to an additional five percent (5%) interest on the Loan until such event of default is cured.

8

On September 28, 2022, the Company through LM Development received $291,022 of the principal balance as a reduction of the note receivable from Lake Mead Self-Storage along with $45,416 of deferred accrued interest, which resulted in an ending balance due to the Company of $1,652,118. Lake Mead Self-Storage then assigned its obligation to the Company to a related party, LMSS Developer, LLC (“LMSS Developer”). The Company then converted the note to a preferred equity position in LMSS Developer. As a result of the conversion to the preferred equity position, the Company now owns 45.24% of LMSS Developer.

Lake Mead Development SB Land

During the six months ending June 30, 2023, the Company incurred $127,537 of pre-development costs in Lake Mead Development SB Land to further develop a outparcel portion of the property for a major retailer.

Financial Summary

For the six months ended June 30, 2023, our total revenues from operations amounted to $2,642,127. Operating costs for the same period, including depreciation and amortization of $889,745 but excluding interest expense of $1,779,908, amounted to $1,775,719. This resulted in operating income of $866,408. Net loss for the six-month period amounted to $287,827 after taking into account the gain on sale of property of $587,406 and deduction interest expense of $1,779,908.

Comparatively, for the six months ended June 30, 2022, our total revenues from operations amounted to $2,144,894. Operating costs for the same period, including depreciation and amortization of $875,875 but excluding interest expense of $2,334,831, amounted to $1,586,268. This resulted in operating income of $558,626. Net income for the six-month period amounted to $4,029,596 after taking into account the gain on sale of property of $5,396,983 and deduction interest expense of $2,334,831.

9

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for the first half of 2023, from January 1, 2023 to June 30, 2023.

As of June 30, 2023, we had the following five assets, (i) a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, which consists of multiple buildings aggregating approximately 183,153 square feet of rentable commercial space, (ii) a commercial rental property located in Oakbrook, Illinois, consisting of approximately 49,440 square feet of rentable commercial space, known as LA Fitness, (iii) the Ridgmar Loan, (iv) an investment in LMSS Developer for land held for redevelopment into a self-storage facility, and (v) an investment in Lake Mead Development SB Land for land held for redevelopment into a retail facility.

We continue to make investment in outparcels for development at Lake Mead Crossing in order to maximize the value of such asset and otherwise manage our investments to the benefit of the Bondholders, while targeting exits from our assets to enable repayment of all New Bonds by their stated maturity date.

Liquidity and Capital Resources

In our offering of a maximum of $50,000,000 of Old Bonds, purchase price per Bond was $1,000. The Old Bonds, which bore interest at a fixed rate of 7% per annum, matured on September 30, 2022.

Our short- and long-term liquidity requirements primarily consist of operating expenses, capital expenditures and the repayment of debt, including our New Bonds maturing on September 30, 2025. We conducted the Exchange Offering to our Bondholders to replace the Old Bonds with the New Bonds, resulting in an extension of the maturity date for three years and an increase in the interest rate on our New Bonds to 7.5%, beginning October 1, 2022.

On September 30, 2022 we used $6,680,450 to repay those Old Bonds that did not participate in the Exchange Offer. The funds for the maturity payment were generated from available cash flow from i) a principal reduction and deferred interest payment on the Ridgmar note, and ii) available cash flow from the rental properties from sales as discussed above and from operating cash flow. As of June 30, 2023, $26,201,550 of New Bonds remain outstanding.

As of June 30, 2023, we had cash on hand of $1,288,492 and restricted cash (funded reserves) of $1,107,153. The funded reserves are comprised of (i) tenant improvement / lease commission reserves of $517,153, which is required as a condition precedent of the mortgage loans payable, and (ii) bond cash coverage reserve of $590,000 held at UMB Bank, as trustee of the Old Bonds, as a condition precedent of the current Bond Indenture agreement.

Trend Information

The recent rise in interest rates, resulting at least in part from measures taken to combat inflation, has adversely affected our ability to dispose of our retail real properties, and may continue to do so in the future. It is currently expected that interest rates will continue to increase in the near term.

10

Item 2. Other Information

None.

11

Item 3.    Financial Statements

GK Investment Holdings, LLC

(a Delaware limited liability company)

Consolidated Financial Statements

June 30, 2023

12

GK Investment Holdings, LLC

Table of Contents

June 30, 2023

13

GK Investment Holdings, LLC

Consolidated Balance Sheets

June 30, 2023 and December 31, 2022

	(Unaudited)
	June 30,	December 31,
	2023	2022
ASSETS
Rental properties	$49,327,776	$49,124,401
Less: Accumulated depreciation	7,605,045	6,986,774
	41,722,731	42,137,627

Assets held for sale	-	103,062
Cash	1,288,492	1,357,639
Accounts receivable - tenants, net	443,653	344,546
Accrued interest receivable	5,554	4,808
Deferred rent receivable	293,473	106,238
Deferred leasing costs - net	505,807	448,906
Lease intangibles - net	738,119	972,406
Restricted cash - funded reserves	1,107,153	1,476,610
Note receivable	694,262	697,899
Investment in real estate	1,779,655	1,652,118
Other assets	63,544	72,052

Total assets	$48,642,443	$49,373,911

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES
Notes payable - net	$26,281,557	$26,746,921
Bonds payable - net	26,150,093	26,161,583
Lease intangibles - net	523,601	585,749
Accrued interest payable	178,035	198,932
Other accrued liabilities	256,421	166,523
Other liabilities	182,611	156,251

Total liabilities	53,572,318	54,015,959

Member's Deficit
Member's Deficit	(4,929,875)	(4,642,048)

Total liabilities and member's deficit	$48,642,443	$49,373,911

See Notes to Consolidated Financial Statements

14

GK Investment Holdings, LLC

Consolidated Statements of Operations (Unaudited)

Six Months Ended June 30, 2023 and 2022

	(Unaudited)	(Unaudited)
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2023	2022
Revenues	$2,642,127	$2,144,894

Operating Expenses
Operating expenses	389,514	274,382
Insurance	84,277	73,791
Management fees	93,584	91,818
Professional fees	146,354	88,929
Real estate taxes	172,245	181,473
Depreciation and amortization	889,745	875,875
	1,775,719	1,586,268

Operating Income	866,408	558,626

Other Income and (Expense)
Interest expense	(1,779,908)	(2,334,831)
Gain on disposition of property	587,406	5,396,983
Interest income	54,340	107,696
Income taxes	(16,073)	-
Miscellaneous income	-	301,122
	(1,154,235)	3,470,970

Consolidated Net (Loss) Income	$(287,827)	$4,029,596

See Notes to Consolidated Financial Statements

15

GK Investment Holdings, LLC

Consolidated Statements of Member's (Deficit)

Six Months Ended June 30, 2023 and for the Year Ended December 31, 2022

	(Unaudited)
	June 30,	December 31,
	2023	2022

Balance - Beginning of Period	$(4,642,048)	$(8,942,475)

Consolidated Net (Loss) Income	(287,827)	4,300,427

Balance - End of Period	$(4,929,875)	$(4,642,048)

See Notes to Consolidated Financial Statements

16

GK Investment Holdings, LLC

Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30, 2023 and 2022

	(Unaudited)	(Unaudited)
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2023	2022
Cash Flows from Operating Activities

Consolidated Net (Loss) Income	$(287,827)	$4,029,596
Adjustments to reconcile consolidated net loss to net cash flows from operating activities:
Depreciation and amortization	889,745	875,875
Amortization of above-market leases	51,370	51,370
Accretion of below-market leases	(62,148)	(65,014)
Deferred rent receivable (straight-line rent adjustment)	(187,235)	82,443
Amortization of debt issuance costs	51,046	94,128
Amortization of bond issuance costs and bond discount	11,701	506,958
Gain on disposition of property	(587,406)	(5,396,984)
Changes in:
Accounts receivable - tenants	(99,107)	49,561
Accrued interest receivable	(746)	(25,527)
Other assets	8,508	(14,544)
Accrued interest payable	(20,897)	59,378
Other accrued liabilities	89,898	16,658
Other liabilities	26,360	(128,797)
Net cash flows from (used in) operating activities	(116,738)	135,101

Cash Flows from Investing Activities
Additions to rental properties	(203,375)	-
Dispositions of rental properties	-	154,326
Proceeds from sale of property - net	690,470	9,292,933
Payments of deferred leasing commissions	(145,460)	(53,810)
Increases in investments in real estate	(127,537)	(2,000,000)

Net cash flows from (used in) investing activities	214,098	7,393,449

See Notes to Consolidated Financial Statements

17

GK Investment Holdings, LLC

Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30, 2023 and 2022

	(Continued)	(Continued)
	(Unaudited)	(Unaudited)
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2022	2021
Cash Flows from Financing Activities
Issuance of note receivable	$-	$(1,857,950)
Repayments from notes receivables	3,637	6,020
Redemptions of bonds payable	(20,000)	-
Payments of notes payable	(400,429)	(7,056,465)
Payments of debt issuance costs	(119,172)	(21,870)

Net cash flows from (used in) financing activities	(535,964)	(8,930,265)

Net Increase (Decrease) in Cash and restricted cash	(438,604)	(1,401,715)

Cash and restricted cash - Beginning of period	2,834,249	6,481,469

Cash and restricted cash - End of period	$2,395,645	$5,079,754

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$1,505,876	$1,674,366

Classification of Cash and Restricted Cash
Cash	$1,288,492	$4,369,680
Restricted cash - funded reserves	1,107,153	710,074
Total Cash and restricted cash	$2,395,645	$5,079,754

See Notes to Consolidated Financial Statements

18

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies

Description of Business - On September 14, 2015, GK Investment Holdings, LLC (“GKIH” and/or the “Company”), a Delaware limited liability company was formed with the intent to acquire and lend on existing income producing commercial rental properties for the purpose of financing, holding and operating such properties, and if the need arises, to redevelop the rental properties for an alternative use other than intended when originally acquired. However, GKIH is permitted to transact in any lawful business in addition to that stated above. GKIH anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds of which $26,201,550 and $26,221,550 were sold and outstanding as of June 30, 2023 and December 31, 2022, respectively (Note 7). The Bonds are unsecured indebtedness of GKIH.

The Company has two classes of units, Class A Units and Class B Units. Fourteen individuals, or the Class A Members, hold all the Class A Units. Four entities, or the Class B Members, hold all the Class B Units. Currently, Class A Units and Class B Units each constitute 50% of the outstanding membership units and voting power, respectively, each a Membership Interest. The members of GKIH have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate of one of the members of GKIH.

On October 22, 2015, Lake Mead Parent, LLC (“LM Parent”) and Lake Mead Development, LLC (“LM Development”), both Delaware limited liability companies were formed and on October 22, 2015, Lake Mead Partners, LLC (“LM Partners”), a Delaware limited liability company was formed and 100% of LM Partners is owned by LM Parent. On October 21, 2016, 2700 Ygnacio Partners, LLC (“Ygnacio”), a Delaware limited liability company was formed. On May 31, 2019, GK Clearwater LA Fitness, LLC (“Clearwater”), an Illinois limited liability company was formed. LM Parent, LM Development, Ygnacio and Clearwater are 100% owned by GKIH.

The Company’s wholly owned subsidiaries as of June 30, 2023, are as follows:

LM Parent – 100% owned by GKIH; owns 100% of LM Partners;

LM Development – 100% owned by GKIH;

Clearwater – 100% owned by GKIH

LM Partners and LM Development were formed to acquire, own, and operate a retail power center known as Lake Mead Crossing, located in Henderson, Nevada ("Lake Mead Crossings"). Lake Mead Crossings was purchased on November 12, 2015. Prior to the purchase of Lake Mead Crossings, GKIH had no activity. On December 23, 2021, the Company sold a portion of the LM Development rental property. On multiple dates in 2022, the Company sold various portions of the LM Partners and Development rental property, see Footnote 10.

19

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Ygnacio was formed to acquire a three-story Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Ygnacio was purchased on January 30, 2017 (and subsequently sold July 24, 2020).

Clearwater was formed to acquire a two-story retail building located in Oak Brook, Illinois. Clearwater was purchased on July 9, 2019.

Collectively, the real estate owned by these entities are referred to as the “Rental Properties”.

The Company has also entered into a note receivable agreement (the “Note”) effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC (“GKPI II”) and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Borrowers”). Pursuant to the terms of the Note, the Company initially advanced $3,700,000 to the Borrowers for a term of three (3) months, maturing on October 31, 2021. The Note is collateralized by a senior secured participatory mortgage loan on the rental property, Ridgmar Mall. On October 15, 2021, the Borrowers paid $200,000 of the principal balance of the Note and simultaneously extended the maturity of the Note until November 30, 2021. On December 1, 2021, the Borrowers paid $2,500,000 of the principal balance leaving a remaining unpaid principal of $1,000,000 and extended the maturity of the Note until December 31, 2021. On January 1, 2022, the Company increased the outstanding principal balance of the Note by $100,000 and further extended the maturity of the Note until September 30, 2022. On September 28, 2022, the Borrowers paid $390,610 of the principal balance of the Note along with $106,756 of deferred interest and simultaneously extended the maturity of the Note until December 31, 2023

Allocation of Profits and Losses- Profits or losses from operations of the Company are allocated to the members of GKIH in their ownership percentages. Gains and losses from the sale, exchange, or other disposition of Company property are allocated to the members of GKIH in their ownership percentages.

Principles of Consolidation- The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting- The Company maintains its accounting records and prepares its consolidated financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Classification of Assets and Liabilities- The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the consolidated balance sheets.

20

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Estimates- The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments Our financial instruments consist of cash, funded reserves, short-term trade receivables, notes payable and bonds payable. The carrying values of cash, funded reserves, and short-term receivables approximate their fair value due to their short-term maturities. The carrying value of the notes payable and bonds payable approximates their fair value based on interest rates currently obtainable.

Going Concern Considerations: Upcoming Obligations – Management believes the accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern.

The Company had bonds payable obligations totaling $32,902,000 that were set to mature on September 30, 2022. On September 15, 2022, the Company entered into an Exchange Offer and Consent (“Exchange”) solicitation and vote with the current bond holders in order to extend the maturity date of the Bonds. The Company needed a participation rate of at least 75% and achieved 80% participation in Exchange offering. The Company will issue a new bond series dated October 1, 2022 at an interest rate of 7.5% to those participating in the Exchange. The new bonds will have a maturity date of September 30, 2025.

The remaining 20% of bond holders who did not participate were redeemed on September 30, 2022. The proceeds for the redemption were generated from available cash flow from i) the principal reduction and accrued interest payment of the Ridgmar note, and ii) available cash flow from the rental properties.

Management is also in the process of liquidating the remaining rental property in order to redeem, a portion or all, of the new bonds prior to the new maturity on September 30, 2025, as well as to repay the Company’s outstanding notes payable (see Note 6 for further discussion). Although management is in the process of liquidating the Company’s remaining rental properties, these items have not met the requirements of assets held for sale or discontinued operations in accordance with Accounting Standards Codification (“ASC”) 360-10, Property, Plant and Equipment as of June 30, 2023 and December 31, 2022, respectively.

Cash and Restricted Cash- The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation (“FDIC”) limits. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. Restricted cash consists of tenant improvement/lease commission reserves and bond service reserves. As of June 30, 2023 and December 31, 2022, the Company had cash balances that exceeded the FDIC limits by an aggregate of $1,408,235 and $1,438,866, respectively.

21

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Restricted Cash – Funded Reserves – Funded reserves consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for those loans requiring funds to be reserved and (b) bond service reserve to be maintained under the bond indenture agreement at the bond trustee’s financial institution.

Revenues from Rental Properties - Revenues from rental properties are comprised of minimum base rent, percentage rent, lease termination fee income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments. These leases may contain extension and termination options that are predominantly at the discretion of the tenant, provided certain conditions are satisfied.

•	Base rental revenues from rental properties are recognized on a straight-line basis over the terms of the related leases.

•	Certain of these leases also provide for percentage rents based upon the level of sales achieved by the lessee. We recognize this variable lease consideration only when each tenant’s sales exceed the applicable sales threshold.

•	We amortize any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter.

•	Rental income may also include payments received in connection with lease termination agreements. Lease termination fee income is recognized when the lessee provides consideration in order to terminate a lease agreement in place.

•	Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible is amortized or accreted to rental income over the estimated remaining term of the respective leases.

Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as prepaid rent in the accompanying consolidated balance sheets.

22

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries. For most of the Company’s leases, the Company receive a fixed payment from the tenant for these reimbursed expenses, which is recognized as revenue on a straight-line basis over the term of the lease. The Company accrues reimbursements from tenants for recoverable portions of all of these expenses as variable lease consideration in the period the applicable expenditures are incurred. The Company recognizes differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented.

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. The Company determines an allowance for the uncollectible portion of accrued rents and accounts receivable based upon customer creditworthiness in addition to whether customer balances are expected to be collected. As of June 30, 2023, based on management’s assessment, no allowance for doubtful accounts was considered necessary. As of June 30, 2023 and December 31, 2022, there has been $0, respectively, reserved for as an allowance for doubtful accounts. There was bad debt expense in the amount of $0 recorded for the period ended June 30, 2023 and the year ended December 31, 2022, respectively.

Rental Properties- Acquisitions of rental properties are generally accounted for as acquisitions of a group of assets, with acquisition costs incurred including title, legal, accounting, brokerage commissions and other related costs, being capitalized as part of the cost of the assets acquired, instead of accounted for separately as expenses in the period they are incurred. Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

23

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Upon the acquisition of rental properties, the purchase price is allocated to the acquired tangible assets (consisting of land, buildings, and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The amount allocated to tangible assets is determined using the income approach methodology of valuation, which amount is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon independent third-party valuation reports. In determining the amount allocated to intangible assets and liabilities, factors are considered by management, which includes an estimate of carrying costs during the expected lease-up periods and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates the costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. Transaction costs associated with asset acquisitions are capitalized and included in the purchase price.

Assets Held for Sale – The Company may decide to sell properties that are held for use. The Company records these properties as held for sale when management has committed to a plan to sell the assets, actively seeks a buyer for the assets, and the consummation of the sale is considered probable and is expected within one year. Properties classified as held for sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell. If the carrying value exceeds the fair value, less estimated costs to sell, an impaired charge is recognized. The Company utilized a third-party valuation service to determine the fair value of properties classified as held for sale. The valuation service provider determined fair value based on the three-level valuation hierarchy for fair value measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Based on the results of the valuations the Company determined that no impairment charges should be recorded for the six months ended June 30, 2023 or 2022.

Lease Intangible Assets and Liabilities - Upon the acquisition of the Properties, the Company recorded above and below-market leases based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) the Company estimates of fair market lease rates for the corresponding in-place leases measured over a period equal to the remaining non-cancelable term of the lease. Management’s determination of the relative fair values of the leases, relied in part, upon independent third-party valuation reports. These assets and liabilities are being amortized or accreted on a straight-line basis over the remaining life of the respective tenant leases and the amortization or accretion is being recorded as an adjustment to rental income, on the accompanying consolidated statements of operations.

24

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Upon the acquisition of the Rental Properties, the Company estimated the value of acquired leasing commissions as the costs the Company would have incurred to lease the Rental Properties to its occupancy level at the date each Rental Property was acquired. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third-party costs that would be incurred to lease the Rental Properties to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Additionally, the Company estimated the value of acquired in-place lease costs as the costs the Company would have incurred to lease the Rental Properties to its occupancy level at the date of acquisition by evaluating the period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Impairment of Assets - The Company reviews the recoverability of long-lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. The Company does not believe that there are any events or circumstances indicating impairment of its investments in the rental properties and related long lived assets as of June 30, 2023 and December 31, 2022.

Debt Issuance Costs and Debt Discounts – Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the Rental Properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective agreements. Debt issuance costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the notes payable. Unamortized costs are expensed when the associated notes payable are refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

25

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount (three to five percent) dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity (September 30, 2022). Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Income Taxes The Company’s wholly owned subsidiaries are treated as disregarded entities and are treated as a component of GKIH for federal income tax reporting purposes. GKIH is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. Members of GKIH are taxed individually on their pro-rata ownership share of the Company’s earnings.

U.S. GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not, would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company and has concluded that as of June 30, 2023 and December 31, 2022, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Variable Interest Entity – The Company has adopted the alternative available to non-public companies under FASB ASC Topic 810, Consolidation, which allows a private company to exclude entities under common control from the variable interest entity guidance when certain conditions exist. The Company has concluded that its relationship with the affiliated entities described at Note 11 qualifies for the alternative treatment under ASU 2018-17. The Company does not make any guarantees on behalf of the affiliated entities. In addition, the Company has determined, based upon the information available as of June 30, 2023 and December 31,2022, that no other circumstances exist which are not recognized in the financial information of the affiliated entities that expose the Company to provide financial support to the affiliated entities. The Company’s maximum exposure to loss from its involvement with these entities under common control is restricted to the amounts owed to the Company for the six months ended June 30, 2023 and the year ended December 31, 2022, as disclosed in Note 11.

26

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Reporting Standards and Disclosure Requirements – The Company has adopted reporting standards and disclosure requirements as a “smaller reporting company” as defined in Rule 405 of the Securities Act, Rule 12b-2 of the Securities Exchange Act of 1934 and item 10(f) of Regulation S-K, as amended. These rules provide scaled disclosure accommodations, the purpose of which is to provide general regulatory relief to qualifying entities.

For each of the accounting pronouncements that affect the Company, the Company has elected or plans to elect to follow the rule that allows companies engaging in an initial Regulation A offering to follow private company implementation dates.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326) and subsequently related amendments (ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2019-11). This guidance replaces the existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost based on expected credit losses. The estimate of expected credit losses requires the incorporation of historic information, current conditions, and reasonable and supportable forecasts. This ASU will be effective for the year ended December 31, 2023. The Company is currently evaluating the effect the adoption of this ASU will have on financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The London Interbank Offered Rate (LIBOR), which is widely used as a reference interest rate in debt agreements and other contracts, was effectively discontinued for new contracts as of December 31, 2021, and its publication for existing contracts is scheduled to be discontinued by June 30, 2023. Financial market regulators in certain jurisdictions throughout the world undertook reference rate reform initiatives to guide the transition and modification of debt agreements and other contracts that are based on LIBOR to the successor reference rate that will replace it. ASU 2020-04 was issued to provide companies that are impacted by these changes with the opportunity to elect certain expedients and exceptions that are intended to ease the potential burden of accounting for or recognizing the effects of reference rate reform on financial reporting. Under ASU 2020-04, companies may generally elect to make use of the expedients and exceptions provided therein for any reference rate contract modifications that Reference Rate Reform (Topic 848): Deferral of the Sunset of Topic 848, to extend that timeline from December 31, 2022 to December 31, 2024. The Company is currently evaluating the effect the adoption of this ASU will have on the consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

Subsequent Events - The consolidated financial statements and related disclosures include evaluation of events up through and including September 30, 2023, which is the date the consolidated financial statements were available to be issued.

27

GK Investment Holdings, LLC

Note 2 - Rental Properties and Assets Held for Sale

Rental properties and depreciable lives (excluding amounts associated with assets held for sale) are summarized as follows:

		(Unaudited)
	Depreciable	June 30,	December 31,
	Life - Years	2023	2022
Land	-	$13,744,532	$13,744,532
Land improvements	10	2,302,497	2,302,497
Building and improvements	35 - 40	31,899,557	31,899,557
Tenant improvements	(a)	1,374,565	1,174,565
Construction in progress	-	6,625	3,250
Total cost		49,327,776	49,124,401

Accumulated depreciation		7,605,045	6,986,774

Net rental properties		$41,722,731	$42,137,627

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $618,658 and $596,482 for the six-month periods ended June 30, 2023 and 2022, respectively.

As of December 31, 2022, management determined that a portion of the LM Development rental land property met the appropriate criteria to be classified on the consolidated balance sheet as “held for sale” as management was in active marketing and in discussions with a potential buyer of the property. At that point, depreciation and amortization ceased. On February 16, 2023, the portion of the LM Development rental land property was sold on February 16, 2023.

As of June 30, 2023 and December 31, 2022, assets held for sale and associated liabilities, consisted of the following:

	(Unaudited)
	June 30,	December 31,
	2023	2022
Rental property, net	$-	$103,062
Deferred leasing costs - Net	-	-
Lease intangibles - Net	-	-

Total assets held for sale	$-	$103,062

28

GK Investment Holdings, LLC

Note 3 – Deferred Leasing Costs

Deferred leasing costs (excluding amounts associated with assets held for sale) are summarized as Follows:

		(Unaudited)
	Basis of	June 30,	December 31,
	Amortization	2023	2022
Lease commissions	Lease terms	$1,211,665	$1,066,205

Accumulated amortization		705,858	617,299

Deferred leasing costs - net		$505,807	$448,906

Total amortization expense charged to operations amounted to $88,558 and $87,460 for the six-month periods ended June 30, 2023 and 2022, respectively.

Future years amortization for Deferred Leasing Costs is as follows:

Years Ending December 31
2023	86,104
2024	141,103
2025	38,892
2026	35,542
2027	30,565
Thereafter	173,601
Total	$505,807

29

GK Investment Holdings, LLC

Note 4 - Lease Intangibles

Lease intangible assets (excluding amounts associated with assets held for sale) are summarized as follows:

	(Unaudited)
	June 30,	December 31,
	2023	2022
Above-market leases	$513,704	$513,704
In-place leases	2,293,439	2,293,439
	2,807,143	2,807,143

Accumulated amortization
Above-market leases	377,461	326,090
In-place leases	1,691,563	1,508,647
	2,069,024	1,834,737

Lease intangible assets - net	$738,119	$972,406

Total amortization expense attributable to above-market leases, which is recorded as a reduction in minimum rent revenue, amounted to $51,370 and $51,370 for the six-month periods ending June 30, 2023 and 2022, respectively. Total amortization expense, attributable to in-place leases amounted to $182,917 and $191,933 for the six-month periods ending June 30, 2023 and 2022, respectively. Such amounts are included in depreciation and amortization on the accompanying statements of operations.

Future amortization for lease intangible assets (excluding amortization associated with assets held for sale) is as follows:

Years Ending December 31	In-place leases	Above-market leases	Total
2023	$182,917	$51,370	$234,287
2024	313,089	84,873	397,962
2025	36,744	-	36,744
2026	35,283	-	35,283
2027	33,843	-	33,843
Thereafter	-	-	-
Total	$601,876	$136,243	$738,119

30

GK Investment Holdings, LLC

Note 4 - Lease Intangibles (continued)

Lease intangible liabilities (excluding amounts associated with assets held for sale) consisted of:

	(Unaudited)
	June 30,	December 31,
	2023	2022
Below-market leases	$1,494,285	$1,494,285

Accumulated accretion	970,684	908,536

Lease intangible liabilities - net	$523,601	$585,749

Total accretion expense of below-market leases, reported as an increase in minimum rent revenue, amounted to $62,148 and $65,014 for the six-month periods ending June 30, 2023 and 2022, respectively.

Future accretion income for lease intangible liabilities (excluding accretion associated with assets held for sale) is as follows:

Years Ending December 31	Total
2023	$62,148
2024	124,296
2025	114,310
2026	113,745
2027	109,102
Thereafter	-
Total	$523,601

Note 5 – Restricted Cash - Funded Reserves

Funded reserves are as follows:

Lake Mead Partners, LLC (“LM Partners”)

Tenant improvement/lease commission reserves: These reserves are required as a condition precedent of the Nevada State Bank mortgage loan payable by LM Partners. On acquisition, an account was established to fund future leasing commissions and tenant improvements. The funds are released from escrow once approved by the lender. LM Partners is required to fund a monthly amount of $2,647 to this reserve account and the funded reserves have been pledged as additional collateral for the Nevada State Bank mortgage loan. In addition, Nevada State Bank required an additional $500,000 deposit be made into the reserve for future funding of a tenant improvement allowance for a major tenant.

31

GK Investment Holdings, LLC

Note 5 – Restricted Cash - Funded Reserves (continued)

GK Investment Holdings, LLC:

Bond cash coverage reserve: This reserve is required pursuant to the Bond Indenture Agreement, which requires that 120% of three months bond interest payments be placed into a reserve account held by the bond trustee.

Lake Mead Development, LLC (“LM Development”):

Sale proceeds contingency holdback: This amount was held back by the title company from the sale of a portion of LM Development on September 28, 2022, as a requirement to satisfy a potential contingency with the purchaser. The contingent requirement was met and the title company released the held back proceeds to LM Development on February 1, 2023.

Restricted cash - funded reserves consisted of:

	(Unaudited)
	June 30,	December 31,
	2023	2022
Tenant improvement/lease commission reserves	$517,153	$543,011
Bond cash coverage reserve	590,000	683,599
Sale proceeds - contingency holdback	-	250,000
	$1,107,153	$1,476,610

Note 6 - Notes Payable

Notes payable consisted of:

Lake Mead Partners, LLC (“LM Partners”)

Nevada State Bank

Concurrent with the acquisition of the rental property, LM Partners entered into a loan agreement with Nevada State Bank in the maximum amount of $30,000,000 of which $29,500,000 (“NP 1”) was funded on the acquisition of the rental property and the unfunded balance of $500,000 (“NP 2”) was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender. NP 1 and NP 2 are collectively referred herein as (the “Notes”).

NP 1 bears interest at 4.00% per annum and, effective April 2017, is payable in monthly principal and interest payments of $141,914.

NP 2 bears interest at 4.00% per annum and is payable in monthly interest only payments through November 12, 2017 and thereafter, in monthly principal and interest payments of $2,789.

32

GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

The Notes mature on November 12, 2025, at which time the outstanding principal balance is due. The Notes are secured by the rental property and a $9,325,521 guarantee by GK Development, Inc. The Notes may be entirely prepaid subject to a prepayment penalty equal to 1% of the amount prepaid during the first five years of the term of the loan (i.e., November 12, 2020). Thereafter, the Notes can be prepaid without a prepayment penalty. In addition, the Notes are subject to certain financial covenant measurements.

On May 7, 2020, the lender agreed to defer, but not waive or forgive, all principal payments for the months of April, May, and June 2020 in the total amount of $185,972. During the deferral period, the Company continued to make interest payments on the loan, and the deferred principal continued to accrue interest. In addition, the Company could not make any member distributions until the deferred balance is paid in full, and a debt service coverage ratio of 1.25 to 1.0 is reached. Subsequent to year end, the Company paid back in full the total deferred principal on March 12, 2021.

On January 21, 2022, the Company sold the first portion of rental property and paid down $3,679,210 of NP1 to Nevada State Bank.

On February 10, 2022, the Company sold the second portion of rental property and paid down $2,558,333 of NP1 and paid off $441,667 to extinguish NP2 with Nevada State Bank Concurrent with the reduction on NP1 with Nevada State Bank, the monthly principal and interest mortgage payments were reduced from $141,914 to $88,387.

The Company was in compliance with the covenants for the six months ending June 30, 2023 and 2022.

Lake Mead Development, LLC (“LM Development”)

Barrington Bank & Trust Co., N.A.

Concurrent with the acquisition of the rental property by LM Development, LM Development entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the original amount of $2,700,000. The loan bears interest at LIBOR plus a margin of 2.75%, for an effective interest rate of 3.03% and 2.87% per annum at December 31, 2021 and 2020, respectively. Fixed monthly principal payments of $8,014 are required plus interest, through maturity. The loan was previously scheduled to mature on November 12, 2017, however a loan modification agreement was entered into extending the loan to November 12, 2022. On April 21, 2022, the Company entered into a 3rd Loan Modification Agreement, which extended the maturity to November 12, 2023, with the option to further extend the maturity date to November 12, 2025, upon certain conditions being met. The conditions are administrative in nature, and the Company anticipates meeting the terms and extending the maturity date of the note to November 12, 2025. Under the 3rd Loan Modification Agreement, the interest rate was modified to an annual interest rate of SOFR + 2.75%.

33

GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

On March 2, 2021, the Company restructured the mortgage loan agreement with the lender and borrowed an additional $1,000,000 in loan proceeds. The company incurred additional debt issuance costs of $16,935 from Barrington Bank & Trust. Net proceeds of $983,035 were received into the LM Development bank account on March 2, 2021. The company incurred an additional $42,788 of additional debt issuance costs to secure this debt. Total additional debt issuance costs incurred were $59,723.

On December 23, 2021, the Company paid down $950,000 from the sale of a portion of the LM Development rental property.

On September 28, 2022, the Company paid down $400,000 from the sale of a portion of the LM Development rental property.

The loan is secured by the rental property and a personal guarantee by a member of GKIH. The loan may be entirely prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements. The Company was not in compliance with the covenants as of June 30, 2023; however, the Company obtained a waiver from Barrington Bank & Trust for noncompliance. The Company was in compliance with the covenants as of June 30, 2022.

GK Clearwater LA Fitness, LLC (“Clearwater”)

KeyBank

Concurrent with the acquisition of the rental property by Clearwater, Clearwater, along with an affiliated company of the Manager, entered into a loan agreement with KeyBank in the maximum amount of $12,902,000 of which $9,302,142 was used to fund the acquisition of the rental property.

The loan bears interest at the adjusted daily LIBOR plus a margin of 2.25%, as defined. Payments of interest only are due through July 10, 2020, at which time monthly principal payments of $16,393 plus interest were due.

On May 1, 2020, the lender agreed to defer, but not waive or forgive, all interest and principal payments during the period commencing on May 1, 2020 and continuing up to and including July 31, 2020. On December 31, the accrued interest for the deferral period was added to the principal balance of the note.

34

GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

On December 21, 2021, the Company paid down $2,285,697 of the principal. New monthly principal payments of $22,733 plus interest are due through the maturity date, at which time all unpaid principal and interest is due. The loan was previously scheduled to mature on July 9, 2022, however, a loan amendment was entered into extending the maturity to October 9, 2023. The interest rate was modified to an annual interest rate of SOFR + 2.50%. The loan is secured by the rental property of Clearwater, as well as the rental property acquired by the affiliated company of the Manager, and a limited recourse guarantee of an individual related to the Manager. In addition, the loan is subject to certain financial covenant measurements. The Company was in compliance with the covenants for the six months ending June 30, 2023 and 2022. KeyBank has verbally committed to extending the loan agreement.

GK Clearwater Retail LLC

On December 21, 2021, Clearwater entered into a promissory note agreement with and affiliated company GK Clearwater Retail LLC in the original amount of $2,285,697. The loan bears interest at 9.00%. The note is interest only through maturity of the loan on December 21, 2022. On September 14, 2022, the Company extended the note under the same terms with the maturity extended to December 31, 2023.

GK Secured Income V LLC

On November 1, 2022, LM Partners entered into a promissory note agreement with an affiliated company GK Secured Income V LLC in the original amount of $500,000. The loan bears interest at 8.00%. Monthly mortgage principal and interest payments are $3,985, based on a 25-year amortization period, through maturity of the loan on December 31, 2025.

35

GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

Notes payable are summarized as follows:

	(Unaudited)
	June 30,	December 31,
	2023	2022
Nevada State Bank (NP 1)	$15,581,193	$15,793,914
Barrington Bank & Trust Co. N.A.	1,782,580	1,830,664
KeyBank	6,434,889	6,571,287
GK Clearwater Retail, LLC	2,285,697	2,285,697
GK Secured Income V, LLC	496,211	499,438

Total Notes payable	$26,580,570	$26,981,000

		(Unaudited)
	Basis of	June 30,	December 31,
	Amortization	2023	2022
	Straight-line
	over
Debt issuance costs	loan terms	$1,263,621	$1,147,640

Less: Accumulated amortization		964,608	913,561

Total debt issuance costs - net		$299,013	$234,079

Notes payable - Net		$26,281,557	$26,746,921

Total amortization expense of debt issuance costs charged to operations amounted to $51,046 and $94,128 for the six-month periods ending June 30, 2023 and 2022, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. Interest expense for the six-month periods ending June 30, 2023 and 2022 was $742,490 and $590,639, respectively, of which $97,277and $138,543 was incurred but not paid as of the six-month periods ending June 30, 2023 and 2022, respectively.

36

GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

Future minimum principal payments are as follows, excluding notes payable on assets held for sale, are as follows:

Years Ending December 31	Total
2023	$10,721,730
2024	452,742
2025	15,406,098
2026	-
2027	-
Thereafter	-
Total	$26,580,570

Note 7 – Bonds Payable

The Company had offered 7% unsecured bonds at a purchase price of $1,000 per bond. The bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. The bonds are issued under an Indenture Trust Agreement with UMB Bank as the trustee.

Prepayment penalties for calling the bonds early are as follows: (a) 1.02 times the price to the public ($1,000 per bond) if redeemed on or before September 30, 2019; (b) 1.0015 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2019 but on or before September 30, 2020; and (b) 1.001 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2020 but on or before September 30, 2021. See Note 9 for specific amounts payable to GK Development, Inc., a related party, as sponsor of the bonds.

On January 15, 2019, the Company adopted a “Bond Redemption Plan” which consists of 1) optional bond redemption and 2) death and disability redemption. For both redemption options, the bondholder must provide written notice and must request redemption of at least 50% of their bond holdings. Once a redemption request has been made, the Company has 120 days to redeem the bonds. In the event of an optional redemption, the price per bond is equal to $850 plus any accrued but unpaid interest

37

GK Investment Holdings, LLC

Note 7 – Bonds Payable (continued)

In the event of a death and disability redemption, and if the redemption is being made from the original purchaser of the bonds, the price per bond is equal to the price paid per bond; for all other persons seeking redemption, the price per bond is equal to $1,000. Both redemption options are subject to a redemption period of three calendar months. During the redemption periods, only 3.75% and 1.25% of the aggregate principal amounts of bonds outstanding can be redeemed for the optional redemption and death and disability redemption, respectively. For both redemption options, cash available for the redemptions is limited to available cash flows from operations or proceeds from the sale of assets.

On September 30, 2019, the Company terminated the offering and as of such date of termination, had sold $33,421,000 of bonds. As of June 30, 2022 and December 31, 2021, the Company had redeemed $519,000 of outstanding bonds.

On September 30, 2019, the Company terminated the offering and as of such date of termination, had sold $33,421,000 of bonds.

On September 15, 2022, the Company entered into an Exchange Offer and Consent (the “Exchange”) solicitation and vote with the current bond holders in order to extend the maturity date of the Bonds. The Company needed a participation rate of at least 75% and achieved 80% participation in the Exchange offering. The Company issued a new bond series dated October 1, 2022 at an interest rate of 7.5% to those participating in the Exchange. The new bonds will have a maturity date of September 30, 2025. The new bonds have no prepayment penalty.

The remaining 20% of bond holders who did not participate were redeemed on September 30, 2022. The funds for the redemption were generated from available cash flow from i) a principal reduction and deferred interest paid on the Ridgmar note, and ii) available cash flow from the rental properties from sales as discussed above and from operating cash flow.

As of June 30, 2023 and December 31, 2022, the Company had redeemed $7,219,450 and $7,199,450, respectively, of outstanding bonds.

The Indenture Trust Agreement places certain financial covenants on the Company. The Company must maintain an Equity-Bond Ratio whereas the property equity values must be at or greater than 70% of the outstanding Bonds payable. The Company was in compliance with the covenants for the six months ending June 30, 2023.

38

GK Investment Holdings, LLC

Note 7 – Bonds Payable (continued)

Bonds payable are summarized as follows:

	(Unaudited)
	June 30,	December 31,
	2023	2022
Bonds Payable	$26,201,550	$26,221,550

	Basis of Amortization
	Straight-line
Bond issuance costs	over	$3,250,986	$3,247,796
Bond discount	bond terms	1,031,080	1,031,080
Subtotal		4,282,066	4,278,876
Less: Accumulated amortization		4,230,609	4,218,909
Deferred bond issuance costs - net		51,457	59,967
Bonds payable - net		$26,150,093	$26,161,583

Total amortization expense of bond issuance costs and bond discount charged to operations amounted to $11,701 and $506,958 for the six-month periods ending June 30, 2023 and 2022. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. Interest expense for the six-month periods ending June 30, 2023 and 2022 was $974,671 and $1,143,105 respectively, of which $80,758 and $94,650 was incurred but not paid as of the six-month periods ending June 30, 2023 and 2022, respectively.

39

GK Investment Holdings, LLC

Note 8 - Operating Leases

The rental properties have entered into leases with tenants which are classified as operating leases.

Lease income under operating leases includes fixed minimum consideration and fixed CAM reimbursements which are accrued on a straight-line basis over the terms of the leases. Variable lease income includes consideration based on sales, as well as reimbursements for real estate taxes, utilities, marketing, and certain other items.

	(Unaudited)	(Unaudited)
	June 30,	June 30,
	2023	2022
Fixed lease income	$2,261,824	$1,959,684
Variable lease income	380,303	185,210
Total lease revenues	$2,642,127	$2,144,894

Approximate minimum base rentals to be received under these operating leases (excluding assets held for sale) are as follows:

Years Ending December 31	Total
2023	$1,982,000
2024	3,902,000
2025	2,020,000
2026	1,464,000
2027	1,340,000
Thereafter	6,465,000
Total	$17,173,000

Several leases contain provisions for the tenants to pay additional rent to cover a portion of the Property's real estate taxes and defined operating expenses.

Lake Mead Partners, LLC

As of June 30, 2023 and 2022, three tenants currently occupy 50.07% and 60.57% of the portion of the retail power center owned by LM Partners, representing approximately 52.06% and 21.91% of the future minimum base rental revenue of the Company under leases expiring on various dates between 2022 and 2038. These same tenants account for 18.94% and 20.57% of the base minimum rents of the Company for the six months ending June 30, 2023 and 2022, respectively.

40

GK Investment Holdings, LLC

Note 8 - Operating Leases (continued)

Lake Mead Development, LLC

As of June 30, 2033 and 2022, one tenant currently occupies 100.00% of the portion of the power center owned by LM Development, representing approximately 9.45% and 15.95% of the future minimum base rental revenue of the Company under a lease expiring on 2028. This same tenant accounted for 9.02% and 8.56% of the base minimum rents of the Company for the six months ending June 30, 2023 and 2022, respectively.

GK Clearwater LA Fitness, LLC

As of June 30, 2023 and 2022, one tenant currently occupies 100% of the portion of the retail center owned by Clearwater, representing approximately 15.14% and 32.72% of the future minimum base rental revenue of the Company under a lease expiring in 2025. This same tenant accounts for 37.20% and 37.48% of the base minimum rents of the Company for the six months ending June 30, 2023 and 2022, respectively.

Note 9 - Related Party Transactions

The Rental Properties are managed by GK Development, Inc., an affiliate of one of the members of GKIH, under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected for Lake Mead Crossings and 5% of gross monthly revenue collected for Clearwater. In addition to these management services, GK Development, Inc. also provides services relating to the acquisition and disposition of real estate property and tenant leasing.

GK Development, Inc. is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross bond proceeds received up to $940,000. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross bond proceeds received up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross bond proceeds received up to $75,000. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross bond proceeds received.

41

GK Investment Holdings, LLC

Note 9 - Related Party Transactions (continued)

With respect to related parties, amounts incurred consisted of the following:

	(Unaudited)	(Unaudited)
	June 30,	June 30,
	2023	2022
Management fees (3% or 5% of gross collections)	$93,584	$91,818
Acquisition fees (2% of the purchase price)	-	-
Disposition Fee (2% of the sale price)	14,800	158,300
Leasing commissions - capitalized	70,460	53,810
Reimbursed expenses	45,344	-
Bond issuance costs - capitalized	-	-
	$224,188	$303,928

At June 30, 2023 and December 31, 2022, $40,985 and $16,036, respectively, was owed to GK Development, Inc., and is included in other liabilities on the accompanying consolidated balance sheets, related to management fees and reimbursements due to GK Development, Inc.

42

GK Investment Holdings, LLC

Note 10 – Asset Disposition of Rental Property

On June 23, 2022, the Company, through LM Development entered into a Purchase and Sale Agreement, subsequently amended on January 3, 2023, to sell a portion of the rental property. On February 16, 2023, the Company sold this rental property for $740,000, paid closing costs of $49,532 and received net proceeds from this sale of approximately $690,589. The Company realized a gain on disposition of this portion of the Property of approximately $587,406.

The following table summarizes the net sale proceeds received by the Company at the date of disposition:

Gross proceeds from sale	$740,000
less;
Note payable extinguished	-
Closing costs associated with the extinguishment of debt	-
Closing costs associated with disposal of rental property	49,532
Closing prorations associated with tenant security deposits	-
Closing prorations associated with other tenant amounts	(121)
Net sale proceeds from disposition of rental property	$690,589

The following table summarizes the gain the Company recognized on the disposition:

Cash consideration	$740,000
less:
Closing costs associated with the extinguishment of debt	-
Closing costs associated with disposal of rental property	49,532
Rental property, Net	103,062
Deferred leasing costs, Net	-
Lease Intangibles, Net	-
Debt issuance costs, Net	-
Gain recognized on disposition of rental property	$587,406

43

GK Investment Holdings, LLC

Note 10 – Asset Disposition of Rental Property (continued)

On January 21, 2022, the Company, through LM Partners sold the first portion of rental property for $4,215,000, paid closing costs of $344,407 and paid down $3,679,210 of NP1 to Nevada State Bank (see Footnote 6). The Company received net proceeds from this sale of $191,383. The company realized a gain on disposition of this portion of the property of approximately $2,323,329.

The following table summarizes the net sale proceeds received by the Company at the date of disposition:

Gross proceeds from sale	$4,215,000
less;
Note payable extinguished	3,679,210
Closing costs associated with the extinguishment of debt	24,640
Closing costs associated with disposal of rental property	313,380
Closing prorations associated with tenant security deposits	-
Closing prorations associated with other tenant amounts	6,387
Net sale proceeds from disposition of rental property	$191,383

The following table summarizes the gain the Company recognized on the disposition:

Cash consideration	$4,215,000
less:
Closing costs associated with the extinguishment of debt	24,640
Closing costs associated with disposal of rental property	313,380
Rental property, Net	1,406,960
Deferred leasing costs, Net	128,386
Lease Intangibles, Net	-
Debt issuance costs, Net	18,305
Gain recognized on disposition of rental property	$2,323,329

44

GK Investment Holdings, LLC

Note 10 – Asset Disposition of Rental Property (continued)

On February 10, 2022, the Company, through LM Partners sold the second portion of rental property for $3,700,000, paid closing costs of $307,950 and paid down $2,558,333 of NP1 and paid off $441,667 to extinguish NP2 with Nevada State Bank (see Footnote 6). The Company received net proceeds from this sale of $392,050. The company realized a gain on disposition of this portion of the property of approximately $1,849,693.

The following table summarizes the net sale proceeds received by the Company at the date of disposition:

Gross proceeds from sale	$3,700,000
less;
Note payable extinguished	3,000,000
Closing costs associated with the extinguishment of debt	9,531
Closing costs associated with disposal of rental property	274,520
Closing prorations associated with tenant security deposits	11,886
Closing prorations associated with other tenant amounts	12,013
Net sale proceeds from disposition of rental property	$392,050

The following table summarizes the gain the Company recognized on the disposition:

Cash consideration	$3,700,000
less:
Closing costs associated with the extinguishment of debt	9,531
Closing costs associated with disposal of rental property	274,520
Rental property, Net	1,504,952
Deferred leasing costs, Net	41,485
Lease Intangibles, Net	241
Debt issuance costs, Net	19,578
Gain recognized on disposition of rental property	$1,849,693

45

GK Investment Holdings, LLC

Note 10 – Asset Disposition of Rental Property (continued)

On April 6, 2022, the Company, through LM Development contributed a third portion of the rental property with a fair market value of $2,000,000, to an affiliated entity, Lake Mead Self-Storage, LLC for a corresponding equity ownership in Lake Mead Self-Storage valued at $2,000,000. The Company paid no closing costs and did not pay down any debt to Barrington Bank (see Footnote 6). The Company received net proceeds from this contribution of $0. The company realized a gain on disposition of this portion of the property of approximately $1,223,961.

The following table summarizes the net sale proceeds received by the Company at the date of disposition:

Gross proceeds from sale	$2,000,000
less;
Note payable extinguished	-
Closing costs associated with the extinguishment of debt	-
Closing costs associated with disposal of rental property	-
Investment in real estate	2,000,000
Closing prorations associated with other tenant amounts	-
Net sale proceeds from disposition of rental property	$-

The following table summarizes the gain the Company recognized on the disposition:

Cash consideration	$2,000,000
less:
Closing costs associated with the extinguishment of debt	-
Closing costs associated with disposal of rental property	-
Rental property, Net	774,783
Deferred leasing costs, Net	-
Lease Intangibles, Net	-
Debt issuance costs, Net	1,256
Gain recognized on disposition of rental property	$1,223,961

The equity investment in Lake Mead Self-Storage, earns a preferred member interest rate of 8% per annum. On September 28, 2022, the Company assigned its preferred membership interest in Lake Mead Self-Storage to a related party LMSS Developer and received $2,000,000 in consideration.

46

GK Investment Holdings, LLC

Note 10 – Asset Disposition of Rental Property (continued)

On September 28, 2022, the Company, through LM Development sold the fourth portion of rental property for $2,500,000, paid closing costs of $158,772 and paid down $400,000 with Barrington Bank and Trust (see Footnote 6). The Company received net proceeds from this sale of $1,914,228. The company realized a gain on disposition of this portion of the property of $1,776,989.

The following table summarizes the net sale proceeds received by the Company at the date of disposition:

Gross Proceeds from Sale	$2,500,000
less:
Note payable extinguished	400,000
Closing costs associated with the extinguishment of debt	37,094
Closing costs associated with disposal of rental property	121,678
Closing prorations associated with tenant security deposits	-
Closing prorations associated with other tenant amounts	-
Net Sale Proceeds from Disposition of Rental Property	$1,941,228

The following table summarizes the gain the Company recognized on the disposition:

Cash Consideration	$2,500,000
less:
Closing costs associated with the extinguishment of debt	37,094
Closing costs associated with disposal of rental property	121,678
Rental property, Net	564,239
Deferred leasing costs, Net	-
Lease Intangibles, Net	-
Debt issuance costs, Net	-
Gain recognized on Disposition of Rental Property	$1,776,989

47

GK Investment Holdings, LLC

Note 11—Notes receivable

The Company entered into two notes receivable agreements.

The Ridgmar Mall Note (the “Note1”) effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Borrowers”). Pursuant to the terms of the Note, the Company initially advanced $3,700,000 to the Borrowers for a term of three (3) months, maturing on October 31, 2021. The Note is collateralized by a senior secured participatory mortgage loan on the rental property, Ridgmar Mall. On October 15, 2021, the Borrowers paid $200,000 of the principal balance of the Note and simultaneously extended the maturity of the Note until November 30, 2021. On December 1, 2021, the Borrowers paid $2,500,000 of the principal balance leaving a remaining unpaid principal of $1,000,000 and extended the maturity of the Note until December 31, 2021.

Note1 bore interest at 20% per annum, payable 12% monthly and 8% deferred and due upon maturity of the Note. On January 1, 2022, the Company increased the outstanding principal balance of Note1 by $100,000 and further extended the maturity of Note1 until September 30, 2022. The interest rate was reduced to 8% per annum, with the principal being repaid based on a 25-year amortization rate. On September 28, 2022, the Borrowers paid $390,610 of the principal balance of the Note along with $106,756 of deferred interest and simultaneously extended the maturity of the Note until December 31, 2023.

The Company received $3,637 and $6,020 in principal reduction payments from the Borrowers during the six months ended June 30, 2023 and 2022, respectively.

Interest income for the six months ended June 30, 2023 and 2022, is $33,579 and $44,128, which includes $5,554 and $7,293 of interest receivable as of June 30, 2023 and 2022, respectively. The total interest receivable as of June 30, 2022, is $114,049 and is comprised of $7,293 of current interest and $106,756 of deferred interest that was earned but unpaid in 2021.

The Lake Mead Self-Storage Note (the “Note2”) was entered into effective April 6, 2022, in favor of Lake Mead Self-Storage, ( the “Borrower”). Pursuant to the terms of the unsecured Note2, the Company initially advanced $254,393 to the Borrower for a term of approximately three years and five months, maturing on September 30, 2025. The Borrower can draw up to $1,950,000 in total loan proceeds during the term. The Borrower drew another $1,503,557 for total amount drawn and due to the Company of $1,757,950 as of June 30, 2022.

Note2 bore interest at 8% per annum, payable 8% deferred and due upon a principal paydown or maturity of the Note. Interest income for the six months ended June 30, 2022 is $22,848, all of which is included as interest receivable as of June 30, 2022.

48

GK Investment Holdings, LLC

Note 11—Notes receivable (continued)

On September 28, 2022, the Company received $291,022 of the principal balance as a reduction of Note2 along with $45,416 of deferred accrued interest, which resulted in an ending balance due to the Company of $1,652,118 Lake Mead Self-Storage then assigned its obligation to the Company to a related party, LMSS Developer, LLC (“LMSS Developer”).

The Company then converted the Note 2 to a preferred equity position in LMSS Developer. As a result of the conversion to the preferred equity position, the Company now owns 45.24% of LMSS Developer. Because the Company does not have a controlling financial interest in LMSS Developer, the Company has accounted for the investment using the equity method in accordance with ASC 323, Investments - Equity Method and Joint Ventures. This investment is reflected as Investment in Real Estate on the accompanying consolidated balance sheet as of June 30, 2023.

Note 12 – Subsequent Events

The consolidated financial statements and related disclosures include evaluation of events up through and including September 30, 2023, which is the date the consolidated financial statements were available to be issued.

49

Item 4.   Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of the Company, incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A filed on December 23, 2015.

(2)(b)	Limited Liability Company Agreement of the Company, incorporated by reference to Exhibit (2)(b) to the Company’s First Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on February 18, 2016.

(3)(a)	Indenture between our company and the trustee, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(3)(b)	First Supplemental Indenture between our company and the trustee, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on November 22, 2016.

(3)(c)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to the Company’s Fourth Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on September 22, 2016.

(4)	Subscription Agreement, incorporated by reference to Exhibit (4) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(a)	Forced Sale Agreement among our company, the trustee and 1551 Kingsbury Partners, L.L.C, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(b)	Forced Sale Agreement among our company, the trustee, and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(c)	Forced Sale Agreement among our company, the trustee, and Garo Kholamian, incorporated by reference to Exhibit 6.5 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(d)	Loan Agreement between our company and 1551 Kingsbury Partners, L.L.C., incorporated by reference to Exhibit 6.6 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(e)	Loan Agreement between our company and Garo Kholamian, incorporated by reference to Exhibit 6.8 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(f)	Loan Agreement between our company and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.7 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

6(g)	Promissory Note by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, in favor of GK Investment Holdings, LLC, as Lender, dated as of July 30, 2021, incorporated by reference to Exhibit (6)(g) to the Company’s Form 1-SA filed on September 28, 2021.

6(h)	Deed of Trust, Assignment of Leases and Rents and Security Agreement by and among GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Trustors, and Rebecca S. Conrad, as Trustee, for the benefit of GK Investment Holdings, LLC, as Beneficiary, dated as of August 16, 2021, incorporated by reference to Exhibit (6)(h) to the Company’s Form 1-SA filed on September 28, 2021.

6(i)	Intercreditor Agreement by and among GK Investment Holdings, LLC, GK Investment Property Holdings II, LLC and GK Secured Income V, LLC, dated as of July 30, 2021, incorporated by reference to Exhibit (6)(i) to the Company’s Form 1-SA filed on September 28, 2021.

(8)	Subscription Escrow Agreement among our company, JCC Advisors, LLC and UMB Bank, National Association, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

By:	GK Development, Inc., d/b/a GK Real Estate
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	Sole Director
Date:	September 29, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	President of our manager (Principal Executive Officer)
Date:	September 29, 2023

By:	/s/ Steven P Higdon
Name:	Steven P. Higdon
Its:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)
Date:	September 29, 2023

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